SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Third Quarter 2007

BOVESPA [1]
(lot = 1 share)
TCSL3: R$10.65
TCSL4: R$7.52

NYSE [1]
(1 ADR = 10 shares)
TSU: US$43.87

(1) Figures of November 6th , 2007

3Q07 Conference Call

Conference Call in English
November 7th, 2007, at 1 PM Brasília time.
(10 AM US ET)

Conference Call in Portuguese:
November 7th, 2007, at 2:30 PM, Brasília time.
(11:30 AM US ET)

For further information, please
access the Company’s website:
 www.timpartri.com.br

IR Contacts

Mario Cesar Pereira de Araújo
CEO and Interim Investor Relations Officer

Joana Serafim
(55 21) 4009-3742 / 8113-0571
jserafim@timbrasil.com.br

Monique Freitas
(55 21) 8113-0790
mpfreitas@timbrasil.com.br

Leonardo Wanderley
(55 21) 4009-3751 / 8113-0547
lwanderley@timbrasil.com.br

Fabio Levy Costa
(55 21) 4009-3446 / 8113-0024
flcosta@timbrasil.com.br

Rio de Janeiro, November 7th, 2007 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the third quarter 2007 (3Q07). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunications services through its mobile operators throughout Brazil and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2006 (3Q06), except when otherwise indicated.

3Q07 Highlights

• TIM was awarded with the “Top of Mind” as the most remembered Brazilian mobile operator company, for the third consecutive year.

• Launch of “TIM Casa Flex”, in October, a package with convergent services that combines a fixed and a mobile number in the same chip in any GSM handset.

• Launch of “TIM Mais Completo” package, combining mobile/residential telephony and USB modem device, also allowing computer internet access through a fully wireless solution.

• Launch of “TIM Web”: an innovative data package for wireless internet access without the need of a provider, including a USB modem offer.

• Development of “Plano 1”, a pioneer product in the Brazilian market, which offers low-cost recharges, lower tariffs to predefined numbers and bonus TIM SMS, fostering the access to mobile telephony services in Brazil.

• TIM reaches, at the end of September, 29.2 million customers with 1.7 million net additions in the 3Q07.

• Continuous improvement in customer base mix: postpaid subscribers represented 22.6% of the total base.

• Leadership in net service revenue: R$2,877.9 million in the 3Q07, 20.2% up on the 3Q06.

• Average revenue per user (ARPU) totaled R$34.0, remaining above the market average.

• Incremental bad debt expenses in the 3Q07 deriving from the write-off on accounts receivable of handsets sales in installments.

• EBITDA stood at R$547.3 million (EBITDA margin of 17.3%). Excluding the non recurring effect of higher bad debt expenses, EBITDA would have been R$720.5 million, a 25.3% growth compared to the 3Q06, generating an EBITDA margin of 22.4%.

• TIM’s results in the quarter, allied to the commercial activity expected for the last months of the year, allow us to confirm our targets for 2007, despite the non recurring write-off on accounts receivable impact.

• Acquisition of additional frequencies of the Personal Mobile Service to improve the quality of the existing coverage. The price paid (approximately R$ 50 million) was close to minimum (9.9% average premium).

Main Accounting Changes

1. Accounting changes

Following an analysis of the best accounting practices for the sector, the Company implemented certain changes whose effects are presented below and which differ substantially from those in the previous quarterly information disclosed to shareholders and the market.

1.1. Handset Subsidies

In the 3Q07, handset subsidies were fully booked as “discounts on products sold”, instead of being partially allocated to selling expenses and the cost of goods sold.

This change was implemented as of the fourth quarter of 2006 and is retroactive to January 1st, 2006. 3Q06 figures were therefore adjusted for comparative purposes.

1.2. Asset Retirement Obligation – ARO

In the fourth quarter of 2006, pursuant to CVM Resolution 489/85, the Company began to adopt new accounting procedures, so as to bring them into line with those adopted by other companies in the telecommunications sector. Now the estimated cost of dismantling radio towers and equipment in rented buildings will be recognized as a liability, as a counter-entry of permanent assets. The depreciation of these assets is calculated based on their useful life. The estimated liability is discounted to present value in order to reflect the best current estimate.

The change was implemented as of the fourth quarter of 2006 and is retroactive to January 1st, 2006. The figures from the 3T06 were therefore duly altered for comparative purposes.

1.3. Reclassification of the goodwill amortization paid in the privatization
As of the 1Q07, part of the amortization related to the goodwill paid in the privatization, which used to be booked under “other operating expenses”, is being booked as income tax, in line with international accounting standards.

1.4 Reclassification of the ADENE tax benefit
As of the 3Q07, the ADENE tax benefit, recorded by the indirect subsidiary TIM Nordeste S.A., was booked in the quarter’s income statement rather than in the balance sheet under capital reserve.

Complete Financial Statements, including the Explanatory Notes, are available at our Investor Relations website: www.timpartri.com.br.

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Message from Management

TIM Participações once more stood out in the Brazilian market for its brand recognition, client satisfaction and preference, as well as to the continued growth of its market share and service revenue. We continue to grow with profitability and consistency.

In October, TIM received two important awards: “Top of Mind”, based on a survey by Datafolha Survey Institute, as the most remembered mobile operator company; and “Brazil’s Most Admired Company” from CartaCapital/TNS InterScience in the mobile operator segment.

The Company’s solid operating and financial performance in the quarter points towards continued growth. Close to 1.7 million subscribers were added to the customer base, a record number in the first nine months of the year. Of these additions, 32.4% were in the postpaid segment, confirming our leadership in the postpaid segment. Net service revenue outpaced the 3Q06 by 20.2% and, once more, ARPU remained above the Brazilian market’s average.

In the third quarter, the Company introduced a new credit and collection system to improve accounts receivable management. This system allows the automatization of processes, unification of controls and a higher flexibility on collection procedures. During its implementation, it was noted that certain amounts, related to sales of handset in installments, which the Company used to book as accounts receivable, were not charged in monthly bills this year and the last three years. Consequently, the Company wrote-off R$173.3 million of its accounts receivable from the sale of handsets, R$118.6 million of which represent bad debt expenses and R$54.7 million, were deducted from handset’s revenue.

It is important to note that the Company has already taken measures to correct this procedure with its current clients and to avoid further situations of such kind.

Excluding these non recurring adjustments for comparative purposes, EBITDA would have been R$ 720.6 million, 25.3% higher than in the 3Q06, accompanied by an EBITDA margin of 22.4%, versus 21.1% in the 3Q06. This result is in line with the market’s strong growth in the period, underlining a more competitive scenario while reflecting investments in the development and launch of convergent services (mobile + fixed) as part of the Company’s growth strategy.

TIM´s results in the quarter, allied to the commercial activity expected for the last months of the year, allow us to confirm our targets for 2007, despite the non- recurring bad debt impact.

In terms of marketing strategy, in July we launched two innovative products: “TIM Web”, a postpaid plan of wireless internet access, without the need of a provider, and “TIM Mais Completo”, which combined residential and mobile telephony and internet access.

In the quarter, we also developed two unprecedented services in the Brazilian market: “TIM Casa Flex” and “Plano 1”. “TIM Casa Flex” is a package of convergent services combining a fixed and a mobile number in the same chip in any GSM handset, uniting convenience and competitive prices. “Plano 1” offers recharges of R$1, R$3 and R$5 combined with lower tariffs for predefined numbers and the possibility of advancing credits. This new offer reduces the entry barrier with

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Strong growth in the mobile phone market: 112.8 million lines in the 3Q07	additional advantages and represents considerable progress in the universalization of mobile telephony in Brazil.

TIM has recently completed a strategic partnership with Microsoft for the development and supply of joint mobility solutions for the corporate segment and individuals.

Lastly, in September, TIM acquired the remaining lots of the “D” and “E” bands at the Auction of Additional Licenses and Frequencies of the Personal Mobile Service held by ANATEL. The acquisition was made in accordance with its strategic planning, in order to improve the quality of the existing coverage in the states of São Paulo, Rio de Janeiro, Espírito Santo, Rio Grande do Sul and the North and Mid-West regions. The total average premium in the auction, including the purchase of all operators, was of 21.4%. TIM has acquired the above mentioned licenses for approximately R$50 million and an average premium of 9.9%.

The Management

Operating Performance

At the end of September 2007, Brazil’s mobile telephony market reached 112.8 million lines, growing by 17.6%. National penetration reached 59.4%, up by 8.2 p.p. year-on-year. The number of mobile lines in Brazil is already close to three times higher than the number of fixed lines in use and continues to be one of the main drivers of digital inclusion in the country.

Net additions totaled 6.1 million, 35.0% higher than in the 2Q07 and 48.2% higher than in the 3Q06.

The Company closed the third quarter with a customer base of 29.2 million – an increase of 21.1% in the last 12 months. TIM’s market share grew from 25.1% in the 3Q06 to 25.9%.

In the 3Q07, TIM Participações acquired 1.7 million new customers, accounting for 27.6% of the market’s total net additions.

Underlining its strong focus on the postpaid segment, TIM recorded a 33.2% growth in its postpaid base in the last 12 months well above the 19.9% increase in the Brazilian postpaid market. In the quarter, the Company recorded an outstanding 42.7% share of postpaid net additions.

In the corporate segment, the customer base grew even further, by 41.4% over the 3Q06.

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TIM Participações’s GSM base represented 95.2% of the total. GSM coverage reached 92.4% of the Brazilian urban population, extending across 2,538 municipalities. All the cities covered by TIM’s GSM technology have access to GPRS, and the Company also offers EDGE technology in more than 1,000 municipalities. This wide data coverage facilitates and encourages the use of value-added services, (VAS), boosting the Company’s service revenue even further.

Marketing Activities

In terms of innovation, our strategy is to increase our offers of convergent services, develop new sources of revenues and maintain our leadership by anticipating and satisfying growing customer needs.

In the quarter, we launched two cutting edge innovations: “TIM Web”, providing wireless internet access, and “TIM Mais Completo”, a bundle of fixed and mobile telephony and internet access. These solutions offer our customers mobile portable internet access at competitive prices.

Complementing these offers, we also developed “TIM Casa Flex”, an integrated voice solution that joins a fixed and a mobile number in the same chip in any GSM handset. The official launch occurred in October and is unprecedented in the national telephony market. A step ahead of “TIM Casa”, “TIM Casa Flex” foregoes the need for a mobile voice plan, thus reducing entry barriers.

TIM also developed in the 3Q07 “Plano 1”, another pioneer prepaid plan in Brazil, which offers recharges of R$1, R$3 and R$5 in addition to advantages such as the choice of three TIM or fixed numbers with lower tariffs (R$0.20/minute), Special Credit, which advances credits if the recharge ends, and free TIM SMS for calls made. “Plano 1” makes the access to mobile telephony easier for prepaid customers.

Promotions for Fathers’ Day continued to focus on encouraging the use of services and increasing on-net traffic rather than subsidizing handsets. TIM thus launched the “Feliz TIM dos Pais” (Happy Fathers’ TIM Day) campaign, offering postpaid users 500 minutes free per month (out of which 40 minutes for TIM to TIM long- distance calls, with the 41 code). For the prepaid and “Fixed Bill” segments, the Company used the “7 Cents” promotion, charging 7 cents of reais for TIM to TIM local calls, international calls to certain countries (using the 41 code) and TIM to TIM SMS.

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It is also worth highlighting the launch of the “Quem tem TIM tem mais” (Who has TIM has more) promotion, aimed at reinforcing the loyalty of prepaid clients who have been in our base for more than one year by offering bonuses in minutes for local calls to TIM and fixed numbers valid for 30 days for recharges beginning at R$15.

The “Seu TIM Chip Vale Mais” (Your TIM chip is worth more) promotion, which returns to clients the amount paid for the chip if they make a R$15 recharge within 48 hours, was used along with the other promotions to encourage the first recharge.

The first operator to bring Blackberry to Brazil, introducing it to the corporate market in January 2005 and individuals in May 2006, TIM is also the first operator to offer the “BlackBerry Assinatura Zero” (Blackberry Zero Subscription), launched in October 2007, in which the customer pays only for the traffic, without the need to pay any subscription fees to use the service.

Financial Performance
Selected financial data [1]						R$ thousands

	3Q07	3Q06	% Y-o-Y	2Q07	% Q-o-Q	2007	2006	% Y-o-Y

Total Gross Revenue	4,436,364	3,692,860	20.1%	4,215,510	5.2%	12,547,209	9,783,603	28.2%
Gross Service Revenue	3,937,155	3,157,577	24.7%	3,715,938	6.0%	11,199,039	8,277,793	35.3%
Gross Handset Revenue	499,209	535,283	-6.7%	499,573	-0.1%	1,348,170	1,505,810	-10.5%

Total Net Revenue	3,163,387	2,719,974	16.3%	3,059,568	3.4%	9,066,128	7,060,489	28.4%
Net Services Revenue	2,877,941	2,394,326	20.2%	2,781,858	3.5%	8,321,339	6,220,888	33.8%
Net Handsets Sales	285,446	325,648	-12.3%	277,710	2.8%	744,789	839,601	-11.3%

EBITDA	547,281	575,199	-4.9%	743,711	-26.4%	1,955,043	1,664,729	17.4%
EBITDA Margin	17.3%	21.1%	-3.8 p.p.	24.3%	-7.0 p.p.	21.6%	23.6%	-2.0 p.p.

EBIT	(21,970)	6,321	-	173,725	-112.6%	233,541	3,895	5895.9%
EBIT Margin	-0.7%	0.2%	-0.9 p.p.	5.7%	-6.4 p.p.	2.6%	0.1%	2.5 p.p.
Net Income (Loss)	(121,836)	(93,768)	29.9%	34,014	-	(107,287)	(420,569)	-74.5%

Note: (1) Consolidated data

Operating Revenue

Gross revenue totaled R$4,436.4 million in the 3Q07, up by 20.1% on the third quarter of 2006.

Total net revenue came to R$3,163.4 million, 16.3% higher than in the 3Q06, mainly due to the expansion of operations. In the period, part of the incremental bad debt (R$54.7 million) is being deducted from net handset revenues. Excluding this effect, total net revenues would have increased 18.3% on a year-on-year basis.

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Maintained leadership in net service revenue VAS revenue: 48% up year- on-year. ARPU above the market’s average	Net service revenue totaled R$2,877.9 million, up by 20.2% on the R$2,394.3 million recorded in the 3Q06, in line with 2Q07 y-o-y expansion net of the of Bill & Keep Parcial elimination effect. This strong year-on-year growth arose chiefly from the customer base expansion and the increase in total traffic (+20%). MOU (monthly average of minutes per client) remained in line with the previous quarters (approximately 94 minutes/month).

Gross revenue from value-added services (VAS) totaled R$321.9 million, representing 8.2% of gross service revenue. It is worth noting that innovative services went up by 101% when compared to 3Q06.

Average revenue per user (ARPU) reached R$34.0, virtually in line with the R$34.4 and R$34.6 recorded in the 3Q06 and 2Q07, despite the strong growth in net additions in the period.

Net handsets revenue stood at R$285.4 million in the 3Q07. This figure includes the deduction of R$54.7 million related to the sale of handsets whose installments were not charged in the monthly bills. Excluding this adjustment, net handsets revenue would have been R$340.1 million, compared to the R$325.6 million recorded in the 3Q06. This increase was due to the growth in gross additions and the 36.7% rise in handset sales volume (1.9 million in the 3Q07 versus 1.4 million in the 3Q06). The sale of more sophisticated handsets was increased, regarding the growing scale of GSM handsets, aiming at stimulating the use of high value-added services. TIM continued moving forward in its strategy of encouraging the sale of SIM Cards, which represented more than 50% of total sales in the period.

 Operating Costs and Expenses

Operating costs and expenses totaled R$2,497.5 million in the 3Q07 (excluding R$118.6 million additional bad debt expenses from the write-off on accounts receivable related to handset sales in installments) versus R$2,144.8 million in the 3Q06. This increase was chiefly related to the upturn of variable costs resulting from the period’s massive revenue growth, the expansion of customer base and commercial expenses associated with the development and launch of new convergent services.

Network and interconnection costs came to R$996.5 million in the 3Q07, versus R$815.1 million in the same period of 2006, 22.3% up. This growth was due to the year-on- year expansion in traffic volume (+20%) and the higher customer base, especially in the postpaid segment (+33.2%). In July, interconnection tariffs moved up by close to 2% (68.5% of the increase in wireline VC1).

The cost of goods sold, composed basically of handset and accessory sales, stood at R$420.7 million in the 3Q07, up by 14.6% year-on-year, in line with the 14.1% expansion in gross additions in the period. In the quarter, the Company sold 1.9 million handsets, versus 1.4 million in the 3Q06. The impact of the deferral of handset subsidies for the postpaid segment amounted to R$34.5 million in the 3Q06, versus R$21.8 million in the 3Q07.

Selling expenses totaled R$674.7 million, 11.9% up on the 3Q06, mainly reflecting an increase in gross additions and the launch of products integrating voice (fixed + mobile) and internet access, according to TIM’s convergence strategy, such as “TIM Web” and “TIM Mais Completo”. These events affected mostly variable expenses related to advertising and commissions (+R$53.5 million year-on-year). Note that the commissions were mostly tied to an increase in usage (therefore recharges) by prepaid base.

Selling expenses driven by the development and launch of complete communication services

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SAC/ARPU ratio fell from 4.4 months in the 3Q06 to 3.8 months in the 3Q07 Incremental bad debt expenses: Measures were taken to correct procedures	In addition, the period’s customer base expansion impacted variable expenses related to the FISTEL tax (charged by Anatel on each activation and on the total initial base).

Subscriber acquisition costs (SAC) dropped by 11.6% in the 3Q07 (from R$146 in the 3Q06 to R$129), due to the commercial strategy based on efficient sales channels, higher SIM Card sales and the encouragement of postpaid acquisitions. Compared to the previous quarter, SAC increased thanks to the focus on corporate clients, raising the weight of commodatum in the total SAC, in addition to the USB Modem sales promotions associated with “TIM WEB” and “TIM Mais Completo”.

General and administrative expenses (G&A) – excluding depreciation/amortization and personnel expenses – closed the 3Q07 at R$102.8 million, versus R$98.9 million in the 3Q06.

Personnel expenses totaled R$149.4 million, versus R$153.7 million in the 3Q06, as a result of the decline in provisions related to bonuses and variable remuneration.

In the third quarter, the Company introduced a new credit and collection system to improve the management of accounts receivable. During its implementation, it was noted that certain amounts, related to sale of handsets to the postpaid segment in installments, which the Company used to book as accounts receivable, were not charged in monthly bills in the current and the last three fiscal years. Although the Company has already taken measures to correct this procedure with its current clients, it is booking an additional bad debt expenses related to the write-off on accounts receivable from the sale of handsets in the amount of R$173.3 million in the 3Q07, of which R$118.6 million were booked under bad debt expenses.

Bad debt expenses, excluding the previously mentioned non recurring impact, came to R$156.8 million in the 3Q07, equivalent to 5.4% of net service revenue, versus 6.0% in the 2Q07 and 5.3% in 3Q06. The increase related to 3Q06 is due to the significant upturn in postpaid revenue (which however remains stable in terms of collection)and the increase in provisions for bad debt from long distance services by non TIM customers.

Other net operating revenue totaled R$3.4 million in the 3Q07, versus R$19.0 million in the 3Q06. Operating revenues include basically fines related to overdue payments, service cancellations, dividend prescription, etc, partially offset by operating expenses such as provisions for contingencies and taxes on operational transactions. Note that the reduction compared to the 3Q06 and 2Q07 results from non-recurring revenue related to the recovery of taxes in the subsidiaries in those periods.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$547.3 million, generating an EBITDA margin of 17.3%. The Company’s operating result was chiefly impacted by exceptional write-off on accounts receivable related to the sale of handsets in installments.

Adjusted EBITDA, excluding the effect above for comparative purposes, would have come to R$720.5 million, up by 25.3% on the R$575.2 million recorded in the 3Q06. The Adjusted EBITDA margin would thus have been 22.4%, 1.3 p.p. versus the same figure in the 3Q06 (21.1%).

Despite the accounting adjustments in the accounts receivable from the sale of handsets, the continuous increase in service revenue offset variable costs related to the period’s strong base growth and the launch of convergent services. The Company thus expects to maintain its targets and expectations for the current year.

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Depreciation and Amortization

Depreciation and amortization expenses totaled R$569.2 million, remaining in line with the R$569.0 million recorded in the 3Q06.

EBIT

EBIT – earnings before interest and taxes – was R$22.0 million negative in the 3Q07, versus R$6.3 million positive in the 3Q06, chiefly impacted by the exceptional write-off on accounts receivable related to the sale of handset installments. Excluding such effect for comparative purposes, we would have an EBIT of R$151.3 million positive.

Net Financial Result

TIM Participações posted a net financial expense of R$80.9 million in the 3Q07, 8.9% lower than the R$88.8 million expense recorded in the 3Q06. The net financial result reflects the lower gross debt and the decline in interest rates, marked by the drop in the average cost of our debt (11.0% p.y. in 3Q07 versus 13.9% p.y. in 3Q06).

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided for by tax law. In the 3Q07, income and social contribution taxes totaled R$8.0 million, with R$12.6 million arising from the payment of the installment to amortize the goodwill resulting from the company’s privatization and R$11.6 million from provisions for income tax and social contribution, partially offset by an income tax and social contribution reversal of R$16.2 million.

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Investments of R$ 341.0 million in the 2Q07	Net Income

TIM Participações closed the 3Q07 with a net loss of R$121.8 million chiefly impacted by the exceptional write-off on accounts receivable related to the handsets sales. Excluding such effect for comparative purposes, the Company would have posted a net income of R$51.5 million, an improvement of R$145.3 million over the loss reported in the 3Q06.

Capex

Investments amounted to R$341.0 million (not including the R$ 3.5 million related to the obligations derived from the discontinued assets - Assets Retirement Obligation – ARO)versus R$374.4 million in the 3Q06. Of the total capital expenditure in the quarter, 44.0% were allocated to the expansion and improvement in the quality and capacity of the GSM network, 33.2% to development and improvement of the information technology systems, 18.4% to the no-charge lease (commodatum) program, a component of the corporate segment’s strategy to expand and increase customer loyalty, and 2.7% to others.

Indebtedness

At the end of the 3Q07, the Company’s net debt (total debt minus cash and cash equivalents) came to R$1,787.9 million, versus R$1,972.9 million in the 2Q07, due to the improvement of operating free cash flow.

By September 30, 2007, the Company’s debt amounted to R$2.2 billion, mainly represented by loans and financing from the National Development Bank (BNDES) and syndicated loans. Cash and cash equivalents totaled R$393.9 million, mainly represented by highly liquid financial investments.

Ownership Breakdown

Ownership Breakdown	Common	%	Preferred	%	Total	%
TIM BRASIL SERVICOS E PARTICIPACOES S/A	644,404,708	81.21	978,715,255	63.71	1,623,119,963	69.67
OTHERS	149,139,569	18.79	557,455,328	36.29	706,594,897	30.33

TOTAL	793,544,277	100	1,536,170,583	100	2,329,714,860	100

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About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications) technology. The Company operates under its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A.

Focused on sustainable and profitable growth, TIM concentrates its operations in higher-value customers in all  of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in  quality enhancement and differentiating its products and  services, while seeking to develop innovative and low-cost offerings.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia  Group.

Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand,  which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.
TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network.

TIM Participações´s shares are traded in São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and in New York Stock Exchange (NYSE: TSU).

• Leader in service revenue • Second largest company in terms of client numbers • Largest GSM operator in number of clients • The largest mobile data transmission network • ARPU above national average
Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)

Attachment 2:	Income Statements (BR GAAP)

Attachment 3:	Cash Flow Statements (BR GAAP)

Attachment 4:	EBITDA Calculation Statement (BR GAAP)

Attachment 5:	Consolidated Operational Indicators

Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the
Company’s Investor Relations Website: www.timpartri.com.br

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Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)
(R$ Thousand)

DESCRIPTION	Sep/07	Jun/07%

ASSETS	13,242,326	13,187,998	0.4%

CURRENT ASSETS	4,360,246	4,063,586	7.3%
Cash and cash equivalents	277,884	233,277	19.1%
Inventories	244,967	180,342	35.8%
Recoverable Taxes	402,519	368,227	9.3%
Deferred income and social contribution taxes	42,041	50,450	-16.7%
Prepaid expenses	270,897	346,689	-21.9%
Other current assets	23,568	26,443	-10.9%

NONCURRENT	8,882,080	9,124,412	-2.7%
Noncurrent assets
Related parties	9,826	11,272	-12.8%
Recoverable Taxes	230,485	242,754	-5.1%
Deferred income and social contribution taxes	-	4,204	-
Judicial deposits	98,249	87,807	11.9%
Prepaid expenses	8,949	10,282	-13.0%
Other	7,256	7,265	-0.1%

PERMANENT ASSETS
Investments	5,543	5,938	-6.7%
Property, plant and equipment	6,584,483	6,744,957	-2.4%
Intangibles	1,736,451	1,798,511	-3.5%
Deferred	200,838	211,422	-5.0%

LIABILITIES	13,242,326	13,187,998	0.4%

CURRENT LIABILITIES	3,672,485	3,164,994	16.0%
Suppliers	2,059,934	1,874,787	9.9%
Loans and financing	780,846	540,165	44.6%
Salaries and related charges	129,081	114,058	13.2%
Taxes, charges and contributions	448,741	430,354	4.3%
Authorizations payable	45,908	38,806	18.3%
Dividends and interest on shareholders’ equity payable	27,752	33,101	-16.2%
Related parties	59,782	47,536	25.8%
Other	120,441	86,187	39.7%

NONCURRENT LIABILITIES	1,790,750	2,122,109	-15.6%
Noncurrent liabilities
Loans and financing	1,400,984	1,760,219	-20.4%
Provision for contingencies	203,754	176,250	15.6%
Pension plan	6,083	6,083	0.0%
Authorizations payable	-	6,637	-
Asset retirement obligations	179,929	172,920	4.1%

SHAREHOLDERS' EQUITY	7,779,091	7,900,895	-1.5%
Capital	7,512,710	7,512,710	0.0%
Capital reserves	135,230	135,230	0.0%
Income reserves	238,438	238,438	0.0%
Net Profit (Loss) for the period	(107,287)	14,517	-

13 / 15

Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)
(R$ Thousand)

DESCRIPTION	3Q07	3Q06%		2007	2006	Y-o-Y %

Gross Revenues	4,436,364	3,692,860	20.1%	12,547,209	9,783,603	28.2%
Telecommunications Services	3,937,155	3,157,577	24.7%	11,199,039	8,277,793	35.3%
Handset sales	499,209	535,283	-6.7%	1,348,170	1,505,810	-10.5%
Handset Sales	499,209	535,283	-6.7%	1,348,170	1,505,810	-10.5%
Discounts and deductions	(1,272,977)	(972,886)	30.8%	(3,481,081)	(2,723,114)	27.8%
Taxes and discounts on services	(1,059,214)	(763,251)	38.8%	(2,877,700)	(2,056,905)	39.9%
Taxes and discounts on handset sales	(213,763)	(209,635)	2.0%	(603,381)	(666,209)	-9.4%
Net Revenues	3,163,387	2,719,974	16.3%	9,066,128	7,060,489	28.4%
Services	2,877,941	2,394,326	20.2%	8,321,339	6,220,888	33.8%
Handset revenues	285,446	325,648	-12.3%	744,789	839,601	-11.3%
Operating Expenses	(2,616,106)	(2,144,775)	22.0%	(7,111,085)	(5,395,760)	31.8%
Personal expenses	(149,426)	(153,680)	-2.8%	(458,231)	(445,779)	2.8%
Selling & marketing expenses	(674,698)	(602,883)	11.9%	(1,865,121)	(1,625,875)	14.7%
Network & interconnection	(996,524)	(815,084)	22.3%	(2,805,020)	(1,714,792)	63.6%
G&A	(102,812)	(98,923)	3.9%	(323,385)	(332,735)	-2.8%
Cost Of Goods and Service	(420,673)	(366,952)	14.6%	(1,060,701)	(986,137)	7.6%
Bad Debt	(275,371)	(126,227)	118.2%	(616,744)	(328,696)	87.6%
Other operational revenues (expenses)	3,398	18,974	-82.1%	18,117	38,254	-52.6%

EBITDA	547,281	575,199	-4.9%	1,955,043	1,664,729	17.4%
EBITDA - Margin over total net revenues	17.3%	21.1%	-3.8 p.p	21.6%	23.6%	-2.0 p.p
Depreciation & Amortization	(569,251)	(568,878)	0.1%	(1,721,502)	(1,660,834)	3.7%
Depreciation	(338,563)	(368,365)	-8.1%	(1,051,395)	(1,075,006)	-2.2%
Amortization	(230,688)	(200,513)	15.0%	(670,107)	(585,828)	14.4%
EBIT	(21,970)	6,321	-	233,541	3,895	5895.9%
EBIT - Margin over total net revenues	-0.7%	0.2%	-0.9 p.p	2.6%	0.1%	2.5 p.p
Other non-operational revenues (expenses)	(10,931)	884	-	(14,641)	1,207	-
Net Financial Results	(80,893)	(88,811)	-8.9%	(225,610)	(248,566)	-9.2%
Financial expenses	(89,645)	(101,478)	-11.7%	(286,585)	(356,285)	-19.6%
Net exchange variance	(4,348)	(20,936)	-79.2%	(1,832)	(43,236)	-95.8%
Financial income	13,100	33,603	-61.0%	62,807	150,955	-58.4%
Net income before taxes and Minorities	(113,794)	(81,606)	39.4%	(6,710)	(243,464)	-97.2%
Income tax and social contribution	(8,042)	(12,162)	-33.9%	(100,577)	(177,105)	-43.2%

Net Income (Loss)	(121,836)	(93,768)	29.9%	(107,287)	(420,569)	-74.5%

14 / 15

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)
(R$ Thousand)

	3Q07	3Q06	2006	2007

EBIT	(21,970)	6,319	233,541	3,894

Depreciation and Amortization	569,250	568,878	1,721,502	1,660,834
Capital Expenditures	(341,003)	(374,436)	(919,206)	(894,709)
Changes in Net Operating Working Capital	26,451	(97,233)	(1,190,321)	(2,041,022)

FREE OPERATING CASH FLOW	232,728	103,528	(154,484)	(1,271,002)

Income and Social Contribution Taxes	4,603	451	(62,707)	(52,361)
Dividends and Interest on Own Capital	(204)	(172)	(440,061)	(114,749)
Net Financial Income	(80,893)	(88,811)	(225,610)	(248,566)
Contingencies, Net of Escrow Deposit	17,061	(3,835)	34,792	(31,546)
Other changes	11,684	24,164	87,138	28,998

NET CASH FLOW	184,980	35,326	(760,932)	(1,689,226)

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	3Q07	3Q06

Net Profit (Loss)	(121,836)	(93,768)
(+) Provision for Income Tax and Social Contribution	(8,042)	(12,162)
(+/-) Non-Operational Results	(10,931)	884
(-) Net Financial Results	(80,893)	(88,811)
EBIT	(21,970)	6,321
(-) Amortization and Depretiation	(569,251)	(568,878)
EBITDA	547,281	575,199

15 / 15

Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	3Q07	2Q07	3Q06	QoQ %	YoY %

Estimated Population in the Region (million)	189.8	189.2	187.2	0.3%	1.4%
Municipalities Served - GSM	2,538	2,501	2,412	1.5%	5.2%
Brazilian Wireless Subscriber Base (million)	112.8	106.7	95.9	5.7%	17.6%
Estimated Total Penetration	59.4%	56.4%	51.2%	3.0 p.p.	8.2 p.p.
Market Share	25.9%	25.8%	25.1%	0.1 p.p.	0.8 p.p.
Total Lines	29,159,522	27,478,302	24,084,501	6.1%	21.1%
Prepaid	22,570,834	21,435,018	19,138,001	5.3%	17.9%
Postpaid	6,588,688	6,043,284	4,946,500	9.0%	33.2%
Gross Additions	3,996,155	3,723,591	3,501,045	7.3%	14.1%
Net Additions	1,681,220	1,171,603	1,746,102	43.5%	-3.7%
Churn	8.4%	9.7%	7.8%	-1.3 p.p	0.6 p.p
TOTAL ARPU	R$34.0	R$34.6	R$34.4	-1.9%	-1.2%
TOTAL MOU	94	94	95	0.1%	-1.6%
Investment (R$ million)	344.5	326.2	374.4	5.6%	-8.0%
Employees	9,854	9,675	9,478	1.9%	4.0%

Attachment 6
Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Com
munications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 07, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.